Exhibit 99.1 Press Release Brussels / 19 July 2019 / 8.00 a.m. CET

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Agrees to Sell

Carlton & United Breweries to Asahi Group Holdings, Ltd. and Continues to Evaluate a Potential IPO of Budweiser APAC

19 July 2019 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) has agreed to divest Carlton & United Breweries (CUB), its Australian subsidiary, to Asahi Group Holdings, Ltd. for 16.0 billion AUD, equivalent to approximately 11.3 billion USD, in enterprise value. The transaction represents an implied multiple of 14.9x 2018 normalized EBITDA. As part of this transaction, AB InBev will grant Asahi Group Holdings, Ltd. rights to commercialize the portfolio of AB InBev’s global and international brands in Australia.

The divestiture of CUB, once completed, will help AB InBev to accelerate its expansion into other fast-growing markets in the APAC region and globally. It will also allow the company to create additional shareholder value by optimizing its business at an attractive price while further deleveraging its balance sheet and strengthening its position for growth opportunities.

In addition, AB InBev continues to believe in the strategic rationale of a potential offering of a minority stake of Budweiser Brewing Company APAC Limited (Budweiser APAC), excluding Australia, provided that it can be completed at the right valuation.

Carlos Brito, Chief Executive Officer of AB InBev, said, “We continue to see great potential for our business in APAC and the region remains a growth engine within our company. With our unparalleled portfolio of brands, strong commercial plans and talented people, we are uniquely positioned to capture opportunities for growth across the APAC region.”

Substantially all of the proceeds from the divestiture of the Australian business will be used by the company to pay down debt. AB InBev’s commitment to reach a net debt to EBITDA target ratio of below 4x by the end of 2020 is not dependent on the completion of this transaction.

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Press Release Brussels / 19 July 2019 / 8.00 a.m. CET

Asahi Group Holdings, Ltd. has committed financing in place and the transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia. The transaction is expected to close by the first quarter of 2020.

This press release does not represent an offer to sell nor a solicitation to buy shares in either AB InBev or Budweiser APAC.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

Forward Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s agreed sale of Carlton & United Breweries and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the conditions to the sale of Carlton & United Breweries, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Press Release Brussels / 19 July 2019 / 8.00 a.m. CET

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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